FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2090

November 28, 2012

EDGAR FILING

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Forum Funds (the “Registrant”)
File Nos. 002-67052/811-03023
Withdrawal of Form 485A Filing

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by Forum Funds (the “Registrant”).  Registrant hereby requests you withdraw Post-Effective Amendment No. 357 to its Registration Statement filed with the the Securities and Exchange Commission on April 16, 2012 (Accession No. 0001435109-12-000053) concerning the DF Dent Small Cap Growth Fund as the Fund is not going forward at this time.  No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions concerning this filing, please do not hesitate to call me at (207) 347-2025 or by email at lina.bhatnagar@atlanticfundservices.com.

Sincerely,

/s/ Lina Bhatnagar
Lina Bhatnagar
Secretary to the Registrant

cc:  Francine J. Rosenberger, Esq.
K&L Gates, LLP